resTORbio, Inc.

500 Boylston Street, 12th Floor

Boston, Massachusetts 02116

February 8, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	resTORbio, Inc.: Registration Statement on Form S-3 filed February 1, 2019
(File No. 333-229499)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), resTORbio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 12, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Danielle Lauzon of Goodwin Procter LLP at (617) 570-1955.

Sincerely, resTORbio, Inc.

/s/ Chen Schor
Chen Schor President and Chief Executive Officer

cc:	John McCabe, resTORbio, Inc.

Nancy Brennan, Esq., resTORbio, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Danielle Lauzon, Esq., Goodwin Procter LLP